As filed with the Securities and Exchange Commission on ^ April 7, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ^ 2
to
Schedule TO
ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Name of Subject Company (issuer))

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Commons Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

423666 10 6

(CUSIP Number of Class of Securities)

Maureen G. Partynski
Chairman and Chief Executive Officer
Hemlock Federal Financial Corporation
5700 West 159th Street
Oak Forest, Illinois 60452
(708) 687-9400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin L. Meyrowitz, P.C.
Beth A. Freedman
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
(202) 295-4500

April ___, 2004 (offer has not yet commenced)

(Date Tender Offer First Published, Sent or Given to Security Holders)

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[   ]            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]            third-party tender offer subject to Rule 14d-1.

[X]            issuer tender offer subject to Rule 13e-4.

[X]            going-private transaction subject to Rule 13e-3.

[   ]            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

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Schedule TO

            This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Hemlock Federal Financial Corporation, a Delaware corporation, to purchase up to 200,000 shares of its common stock, par value $0.01 per share, at a price of $29.00 per share, net to the seller in cash, without interest. Hemlock Federal Financial Corporation's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April ___, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the tender offer.

Item 1. Summary Term Sheet

            The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

            (a)            The issuer of the securities to which this Schedule TO relates is Hemlock Federal Financial Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 5700 West 159th Street, Oak Forest, Illinois 60452. The telephone number of its principal executive office is (708) 687-9400.

            (b)            This Schedule TO relates to the offer by the Company to purchase up to 200,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), 974,168 of which Shares were outstanding as of March 17, 2004.

            (c)            The information set forth in "Summary " and "Section 9, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

            (d)            The information set forth in "Summary" and "Section 9, Price Range of Shares, Dividends of the Offer to Purchase" is incorporated herein by reference.

            (e)            There have been no underwritten public offerings of the subject securities during the past three years.

            (f)            The information set forth in Section 10, "Information Concerning the Company -Recent Stock Repurchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

            (a)            The Filing Person for which this schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above, which is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

            (b)            Business and Background of Entities. The Company is organized under the laws of the State of Delaware. It was incorporated in December 1996 at the direction of Hemlock Federal Bank for Savings (the "Bank") to acquire all of the capital stock that the Bank issued in its

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conversion from the mutual to stock form of ownership (the "Conversion"). In 1997, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own, other than holding all of the outstanding stock of the Bank.

            The Bank is a federally chartered stock savings bank headquartered in Oak Forest, Illinois and is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation ("SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Chicago, which is one of the 12 regional banks in the FHLB System.

            The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

            The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption "11. Information Concerning the Company" is incorporated herein by reference.

            (c)            Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

Item 4. Terms of the Transaction

            (a)            The information set forth in "Introduction," "Section 1, Special Factors," "Section 11, Source and Amount of Funds," "Section 10, Purpose of the Offer to Purchase; Certain Effects of the Offer," and "Section 13, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

            (b)            The information set forth in "Section 12, Interest of Directors and Executive Officers, Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated by reference herein.

            (c)            There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

            (d)            The holders are not entitled to appraisal rights.

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            (e)            No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

            (f)            Not applicable. The consideration offered to security holders is cash.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

            (a)            Not applicable.

            (b)            Not applicable.

            (c)            Not applicable

            (d)            The information set forth in the Offer to Purchase "Section  12, Interests of Directors and Executive Officers; Transactions and Arrangement Concerning Shares" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans and Proposals.

            (a)-(c)            The information set forth in "Introduction," "Section 1, Special Factors," "Section 11, Source and Amount of Funds," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and amount of Funds or Other Consideration.

            (a)            The information set forth in "Section  11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

            (b)            There are no conditions to the financing discussed in response to paragraph (a) of this Item 7. There are no alternative financing arrangements or alternative financing plans.

            (c)            The information set forth in "Section  16, Solicitation Fees and Expenses" in the Offer to Purchase.

            (d)            No part of the funds required for the offer is expected to be borrowed.

Item 8. Interest in Securities of the Subject Company.

            (a)            The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

            (b)            The information set forth in "Section 1, Special Factors" is incorporated herein by reference.

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Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

            (a)            The information set forth in "Introduction" and "Section  16, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

            (b)            The information set forth in "Introduction" and "Section  16, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

            (a)            The audited financial statements for the Company for the fiscal years ended December 31, 2003 and 2002 are incorporated herein by reference to Exhibit 13 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 2003.

            (b)            Ratio of Earnings to Fixed Charges. Not applicable. There are no securities being registered.

            (c)            Book Value. The information set forth in the Offer to Purchase under the caption "Section 10, Information Concerning the Company" is incorporated herein by reference.

Item 11. Additional Information.

            (a)            Not applicable.

            (b)            Not applicable.

Item 12. Exhibits.

            (a)            (1)            Form of Offer to Purchase, dated April ____, 2004.

                        (2)            Form of Notice of Guaranteed Delivery; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form); form of Letter to Stockholders of the Company, dated March 26, 2004, from Maureen G. Partynski, Chairman and Chief Executive Officer of the Company; form of Memorandum, dated March 16, 2004, to the Company's employees; form of Question and Answer Brochure; text of Press Release issued by the Company, dated March 16, 2004; and text of Press Announcement to be published in local and regional newspapers on or after March 26, 2004.

            (b)            Not applicable.

            (c)             Presentation of Keefe, Bruyette & Woods, Inc.

            (d)            Not applicable.

            (e)            Not applicable.

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            (f)            Not applicable.

            (g)            Not applicable.

            (h)            Not applicable.

Item 13. Information Required by Schedule 13E-3.

            Schedule 13E-3, Item 7. Purposes, Alternative, Reasons and Effects.

            (a)             Purposes. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (b)            Alternatives. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (c)            Reasons. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (d)            Effects. The information contained in the Offer to Purchase under the captions "Section 1, Special Factors," and "Section 10, Information Concerning the Company" is incorporated herein by reference.

            Schedule 13E-3, Item 8. Fairness of Transaction.

            (a)            Fairness. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (b)            Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (c)            Approval of Security Holders. Not applicable.

            (d)            Unaffiliated Representative. Not applicable.

            (e)            Approval of Directors. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

            (a)            Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated hereby by reference.

            (b)            Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

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            (c)             Availability of Documents. The presentation of Keefe, Bruyette & Woods, Inc. is included as Exhibit (c) to the Schedule TO and is incorporated herein by reference.

            Schedule 13E-3, Item 12. The Solicitation or Recommendation.

            (a)            Intent to Tender or Vote in a Going-Private Transaction. The information contained in the Offer to Purchase under the caption "Section 1, Special Factors" is incorporated herein by reference.

            (b)            Recommendation to Others. The information contained in the Offer to Purchase under "Section 1, Special Factors" is incorporated herein by reference.

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SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April ^ 7, 2004	HEMLOCK FEDERAL FINANCIAL CORPORATION

	By:	/s/ Maureen G. Partynski Maureen G. Partynski Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated April ___, 2004 (offer has not yet commenced)

(a)(3)	Notice of Guaranteed Delivery*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

(a)(6)	Letter to Shareholders of the Company, dated March 26, 2004, from Maureen G. Partynski, Chairman and Chief Executive Officer*

(a)(7)	Form of Memorandum, dated March 16, 2004, to the Company's employees*

(a)(8)	Form of Question and Answer Brochure*

(a)(9)	Text of Press Release issued by the Company, dated March 26, 2004*

(a)(10)	Press Announcement to be Published in Local and Regional Newspapers on or after March 26, 2004*

(c)	Presentation of Keefe, Bruyette & Woods, Inc.*

* Filed previously.

Offer to Purchase

Subject to Completion, Dated April ^ 7, 2004

HEMLOCK FEDERAL FINANCIAL CORPORATION
5700 West 159th Street
Oak Forest, Illinois 60452
(708) 687-9400

Offer to Purchase for Cash

Up to 200,000 Shares of its
Common Stock, Par Value $0.01 Per Share

At a Purchase Price of $29.00 Per Share
____________________

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON____________________, 2004,
UNLESS THE OFFER TO PURCHASE IS EXTENDED
___________________

            Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Keefe, Bruyette & Woods, Inc., the Information Agent and Dealer Manager, at the address and telephone number set forth on the back cover of this Offer to Purchase, and copies of these documents will be furnished promptly at Hemlock Federal Financial Corporation's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer to Purchase.

IMPORTANT PROCEDURES

            If you want to tender all or part of your shares, you must do one of the following before our offer expires:

            •            if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you, or

            •            if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the letter of transmittal, to Registrar & Transfer Company, the depositary for our offer.

            If you want to tender your shares but

            •            your certificates for the shares are not immediately available or cannot be delivered to the depositary, or

            •            your other required documents cannot be delivered to the depositary by the expiration of our offer,

you can still tender your shares if you comply with the guaranteed delivery procedure described under "4. Procedure for Tendering Shares."

TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT,
THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO OUR OFFER.

            If you have any questions or need assistance, you should contact Keefe, Bruyette & Woods, Inc., the information agent for our offer, at their address and telephone number on the back page of this document. You may request additional copies of this document, the letter of transmittal or the notice of guaranteed delivery from the information agent.

            No person has been authorized to make any recommendation on behalf of Hemlock Federal Financial Corporation as to whether stockholders should tender shares pursuant to the Offer to Purchase. No person has been authorized to give any information or to make any representations in connection with the Offer to Purchase other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, the recommendation and any other information and representations must not be relied upon as having been authorized by Hemlock Federal Financial Corporation.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

            The Dealer Manager and Information Agent for the Offer to Purchase is:

Keefe, Bruyette & Woods, Inc.

The date of this Offer to Purchase is _______________, 2004

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TABLE OF CONTENTS

Section		Page

SUMMARY		1

FORWARD-LOOKING STATEMENTS		2

1.	SPECIAL FACTORS	3

2.	NUMBER OF SHARES; PRORATION	10

3.	TENDERS BY HOLDERS OF LESS THAN 100 SHARES	11

4.	PROCEDURE FOR TENDERING SHARES	11

5.	WITHDRAWAL RIGHTS	^ 14

6.	ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE	^ 15

7.	CONDITIONAL TENDER OF SHARES	^ 16

8.	CONDITIONS OF THE OFFER TO PURCHASE	^ 16

9.	PRICE RANGE OF SHARES; DIVIDENDS	^ 18

10.	INFORMATION CONCERNING THE COMPANY	^ 18

11.	SOURCE AND AMOUNT OF FUNDS	^ 21

12.	INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES	^ 21

13.	LEGAL MATTERS; REGULATORY APPROVALS	^ 22

14.	FEDERAL INCOME TAX CONSEQUENCES	^ 22

15.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS	^ 25

16.	SOLICITATION FEES AND EXPENSES	^ 26

17.	WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION	^ 27

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To the Holders of Shares of Common Stock of
Hemlock Federal Financial Corporation

SUMMARY

            Hemlock Federal Financial Corporation is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

            Hemlock Federal Financial Corporation is inviting its stockholders to sell shares of its common stock back to Hemlock Federal Financial Corporation for cash. Set forth below are the material terms of this offer:

            •            Hemlock Federal Financial Corporation will agree to purchase up to 200,000 shares of its common stock. See "Number of Shares; Proration."

            •            Hemlock Federal Financial Corporation will purchase these shares for a price of $29.00 per share, which is based on a slight premium to the price at which shares can be sold in the open market. See "Special Factors."

            •            Each stockholder must determine whether to sell stock and how much to sell. See "Number of Shares; Proration" and "Procedures for Tendering Shares."

            •            All shares will be acquired at the same purchase price. See "Number of Shares; Proration."

            •            If more than 200,000 shares are tendered, Hemlock Federal Financial Corporation will first acquire shares held by persons who own less than 100 shares , and then will acquire shares from other tendering stockholders on a pro rata basis. See "Number of Shares; Proration" and "Tenders by Holders of Less Than 100 Shares ."

            •            The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer to Purchase."

            •            You must properly complete and execute the Letter of Transmittal by 5:00 p.m. New York City time on _____________, 2004 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares."

            •            This offer is scheduled to expire at 5:00 p.m. New York City time on _____________, 2004. See "Number of Shares; Proration."

            •            The offering period may be extended by Hemlock Federal Financial Corporation making a public announcement. See "Extension of Tender Period; Termination; Amendments."

            •            You may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on _____________, 2004. Tenders will then be irrevocable until _____________, 2004, when they may be withdrawn by stockholders if they have not been accepted for payment by Hemlock Federal Financial Corporation. See "Withdrawal Rights."

            •            Written notice of a withdrawal must be provided to the Depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights."

            •            Once the proration has been completed, if necessary, then checks for all accepted tenders will be issued by the Depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price."

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            •            Hemlock Federal Financial Corporation expects to announce final results on any proration within ^ three trading days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price."

            •            If you sell all of your Hemlock Federal Financial Corporation common stock in the offer, you will no longer have voting rights or rights to receive any dividends.

            •            Stockholders who don't tender will increase their percentage ownership in Hemlock Federal Financial Corporation. This will include the executive officers and directors (except two directors noted herein) of Hemlock Federal Financial Corporation and the trustee for Hemlock Federal Financial Corporation's employee stock ownership plan who do not intend to tender any of their shares. See "Purpose of the Offer to Purchase; Certain Effects of the Offer to Purchase" and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares."

            •            Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by Hemlock Federal Financial Corporation and the stockholder's basis. See "Federal Income Tax Consequences."

            •            Depending on the number of stockholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of Hemlock Federal Financial Corporation common stock may be less than 300. As a result, Hemlock Federal Financial Corporation may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended. See "Special Factors - Effects of the Tender Offer."

            •            If Hemlock Federal Financial Corporation deregisters its common stock, it will no longer be required to file periodic reports, including Forms 10-K and 10-Q, with the Securities and Exchange Commission. If Hemlock Federal Financial Corporation stops filing these reports, its common stock will no longer be eligible for trading on the Nasdaq SmallCap Market. See "Special Factors - Effects of the Tender Offer."

            •            Hemlock Federal Financial Corporation has not engaged any person or entity to issue a "fairness" or similar opinion with respect to this transaction. However, the board of directors believes the transaction is fair to stockholders based on the offer price and the fact that the offer is voluntary. See "Special Factors - Effects of the Tender Offer."

            •            Hemlock Federal Financial Corporation's board of directors has unanimously approved this offer. However, neither the board of directors nor the information agent is making any recommendation regarding whether you should tender or not tender your shares. Except for two directors who have indicated their intention to tender 1,008 and 5,200 shares respectively, the directors and executive officers have advised us that they do not intend to tender shares in our offer. See "Special Factors -Effects of the Tender Offer."

            •            You may contact Keefe, Bruyette & Woods, Inc., our information agent, at (877) 298-6520, if you have any additional questions or need additional copies of any of these documents.

FORWARD-LOOKING STATEMENTS

            This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of Hemlock Federal Financial Corporation. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of Hemlock Federal Financial Corporation and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words such as "expect," "anticipate," "estimate," and "believe," variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management's view only on the date of this offer. A number of important factors could cause actual results to differ materially from those

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in the forward-looking statements. Hemlock Federal Financial Corporation undertakes no responsibility or obligation to update any such forward-looking statements. All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

1. SPECIAL FACTORS

            BACKGROUND AND PURPOSE OF THE OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES.

            Hemlock Federal Financial Corporation was organized in 1997 to serve as the holding company for Hemlock Federal Bank for Savings, a federally chartered savings bank headquartered in Oak Forest, Illinois, upon completion of Hemlock Federal's conversion from the mutual to the stock form of organization. Simultaneous with the completion of the conversion of Hemlock Federal, Hemlock Federal Financial Corporation completed the initial public offering of its common stock, which began trading on the Nasdaq National Market under the symbol "HMLK". Currently, the common stock trades on the Nasdaq SmallCap Market.

            Prior to the commencement of the offer to purchase, there were approximately 438 holders of record of Hemlock Federal Financial Corporation's common stock. Of these holders, approximately 241, or 55% of all holders of record, held 100 shares or fewer . Many of these holders received fractional shares due to the oversubscription of the dutch auction tender offer conducted by Hemlock Federal Financial Corporation in 2000. Since it was the original intention of these holders to tender all shares and relinquish ownership in Hemlock Federal Financial Corporation, the offer to purchase would enable these holders to do so without incurring expenses associated with paying a commission for a sale of shares nor the potentially adverse pricing associated with selling shares in an illiquid market.

            Over the course of the last twelve months, Chairman and Chief Executive Officer Partynski and President Stevens held informal discussions with the board of directors regarding the relatively large number of holders of Hemlock Federal Financial Corporation common stock who retain 100 shares or fewer . While holders of 100 shares or fewer comprise 55% of all beneficial owners, the shares owned by such holders equal less than 2% of outstanding shares. The costs associated with being a SEC-reporting company are estimated to be in excess of $220,000 annually on a going-forward basis as a result of the Sarbanes-Oxley legislation. If these costs are evenly distributed among all holders, the costs apportioned to holders of 100 shares or less equals approximately $121,000 annually. These holders own in the aggregate approximately 13,339 shares.

            Since the initial public offering, the common stock of Hemlock Federal Financial Corporation has been registered under the Securities Exchange Act of 1934 (the "Exchange Act"), and Hemlock Federal Financial Corporation has been subject to the reporting and proxy requirements of that act. The common stock must be registered, and Hemlock Federal Financial Corporation must follow these requirements, so long as there are 300 or more holders of record of the common stock.

            The purpose of this offer is to reduce the number of stockholders of Hemlock Federal Financial Corporation's common stock. If, after completion of this offer, we have fewer than 300 stockholders of record, as calculated under the rules and regulations of the Exchange Act, the board of directors intends to deregister Hemlock Federal Financial Corporation's common stock with the Commission and become a private company. One result of our "going private" would be that we would no longer have to file periodic reports with the Commission, as required under the Exchange Act, including, among other reports, annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, we would not be subject to the Commission's proxy rules. The board of directors estimates that this could result in a significant cost savings to Hemlock Federal Financial Corporation and allow management to spend more time focused on its regular business activities. This decision is principally in response to the recent enactment of the Sarbanes-Oxley Act legislation and the costs associated with additional reporting and audit requirements applicable to public companies adopted pursuant to this legislation. Hemlock Federal Financial Corporation made the decision to proceed with the tender offer at this time, in light of the fact that the costs associated with complying with the Sarbanes-Oxley legislation would begin to accrue in the second half of 2004. As a result, we would need to retain the services of an additional outside auditor as well as experiencing an increase in expenses from our current outside auditor. These costs would continue to increase throughout 2005. Hemlock Federal Financial Corporation has estimated that these additional costs

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could exceed $100,000 per year. If this offer does not result in Hemlock Federal Financial Corporation qualifying to deregister with the Commission, the board of directors will likely consider other alternatives to achieve that result, including a reverse stock split, if it remains in Hemlock Federal Financial Corporation's best interests.

            If the common stock is deregistered, Hemlock Federal Financial Corporation intends, at this time, to supply stockholders with an annual report containing audited financial statements and a proxy statement after each year end, though there is no requirement that it do so and it will not be bound by any of the SEC's disclosure requirements to which it is currently subject. Since Hemlock Federal Financial Corporation will no longer be submitting annual and quarterly reports to the SEC following deregistration, the costs associated with reviewing these filings by both the independent auditors and legal counsel would likely decrease substantially.

            Over the course of the last twelve months, Chairman and Chief Executive Officer Partynski and President Stevens held informal discussions with the board of directors regarding the relatively large number of odd lot holders of Hemlock Federal Financial Corporation common stock and the costs of administering many small stockholder accounts, which is estimated to be approximately $6,000, along with the anticipated costs associated with the Sarbanes-Oxley Act legislation.

            In December 2003, the Hemlock Federal Bank for Savings board of directors met to discuss the extensive new internal control and audit requirements of the Sarbanes-Oxley Act, and the resultant estimated impact on audit costs and internal control documentation, based on estimates from service providers. On the same date, at a meeting of Hemlock Federal Financial Corporation's board of directors, Ms. Partynski and Mr. Stevens presented the possibility of deregistering from the SEC based on the current number of stockholders, and the possibility of providing a means of reducing the number of stockholders below the SEC minimum requirement of 300. The board of directors addressed this briefly and decided to convene a special meeting of the board on January 20, 2004 to discuss the matter further.

            The board directed Ms. Partynski and Mr. Stevens to request Keefe, Bruyette & Woods, Inc., an investment banking firm specializing in providing investment banking advice to financial institutions as well as acting as information agent in tender offers, to prepare a presentation to the board on various means of attaining the objective of reducing the number of stockholders of record to below 300. Keefe, Bruyette & Woods, Inc. had served as marketing agent in connection with Hemlock Federal's mutual-to-stock conversion and Hemlock Federal Financial Corporation's initial public offering, and had periodically been consulted by Hemlock Federal Financial Corporation on corporate finance matters, including the previous tender offer and the acquisition of Midwest Savings Bank.

            Present at the January 20, 2004 meeting by conference call were representatives of Silver, Freedman & Taff, L.L.P., Hemlock Federal Financial Corporation's special counsel, and Keefe, Bruyette & Woods, Inc. Executive management explained how the costs associated with being an SEC-reporting company would be reduced following deregistration of the common stock. The representative from Keefe, Bruyette & Woods, Inc. gave a presentation to the board comparing and contrasting three possible methods to reduce the number of Hemlock Federal Financial Corporation's registered stockholders to below 300: a tender offer; a reverse stock split; and an odd-lot tender offer. Prior to the meeting, executive management was informed of the legal mechanics and implications of the three methods by special counsel.

            At that meeting, the board discussed all three methods proposed to reduce the stockholder base. In the course of these discussions, the board also considered the fact that if the common stock were deregistered, the common stock would also be delisted from the Nasdaq SmallCap Market. The board recognized, for the reasons discussed below under "-Effects of the Tender Offer- Deregistration of the Common Stock and Possible Loss of Eligibility for Quotation on Nasdaq SmallCap Market," that the market for the common stock might be reduced as a result of a delisting. It also observed that the market for the common stock was already limited, based on the infrequent trading of shares and the minimal average volume of shares. Also discussed at that meeting was an overview of the market with regard to the price performance of publicly traded thrifts in Illinois and Missouri as well as an overview of the financial highlights of Hemlock Federal Financial Corporation.

            As part of considering the three methods for reducing the number of stockholders below 300, the board observed that a reverse stock split would not be voluntary, and that an odd-lot tender would not be available

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to all outstanding stockholders. The tender offer was, therefore, viewed as the fairest way to reduce the registered stockholder base below 300. This method offered all stockholders the opportunity to sell their shares at a fair market price without incurring brokerage costs. For those who sold, it also avoided the potentially negative effects of limited liquidity in the open market. Based on the outstanding number of shares held by non-affiliated stockholders, the number of shares offered to be repurchased was conditionally discussed at 200,000.

            The board then voted unanimously, after considering the fairness of the offer to stockholders, at the January 20, 2004 meeting to proceed with taking appropriate actions required to effectuate a tender. The board directed Ms. Partynski to engage Silver, Freedman & Taff, L.L.P. as Hemlock Federal Financial Corporation's legal counsel in connection with the tender offer and to engage Keefe, Bruyette & Woods, Inc. as dealer manager and information agent for the offer.

            A subsequent special meeting was conducted on March 9, 2004. At the March 9 meeting, Ms. Partynski and Mr. Stevens reported to the board of directors of Hemlock Federal Financial Corporation on their discussion with Keefe, Bruyette & Woods, Inc. held telephonically earlier that day regarding current market information, including pricing ^ of other similar tender offers. Also discussed was current stock price information for publicly traded thrifts and thrift holding companies comparable to Hemlock Federal Financial Corporation in asset size, market liquidity and geographic location, as well as historical and current market pricing and trading activity for Hemlock Federal Financial Corporation. ^ Specifically, the details of recently completed tender offers were discussed, particularly the offer price as a percentage of both book value and earnings per share. This information indicated that these offers were made at prices that were at a modest premium to the market prices at the time of the announcement. Also provided was current stock price information for publicly traded thrifts and thrift holding companies comparable to Hemlock Federal Financial Corporation in asset size, market liquidity and geographic location, as well as historical and current market pricing and trading activity for Hemlock Federal Financial Corporation. This information reflected the fact that shares of Hemlock Federal Financial Corporation were trading at or near the peer group averages based on the market price as a percentage of both book value and earnings per share, the two most commonly utilized measures of equity valuation for thrift stocks. Based on this information, the board set the price of the tender offer and determined that the offer was fair to Hemlock Federal Financial Corporation's unaffiliated stockholders. Another special meeting was conducted on March 15, 2004, to confirm the pricing of the offer at $29.00, which reflected the discussion on March 9th regarding setting the offer price, and authorize the filing of the tender offer documents.

            EFFECTS OF THE TENDER OFFER.

            We anticipate all shares of common stock purchased under this offer will be retired. Also, if all 200,000 shares are tendered, we expect to pay approximately $5.8 million in the aggregate to purchase these shares. As a result, we do not believe the completion of this offer will have any material effect on our financial condition or results of operations. No changes in our executive officers or board of directors are anticipated to result from this offer.

            If the offer is fully subscribed, the impact on the book value per share and earnings per share of Hemlock Federal Financial Corporation's common stock will not be material. As of December 31, 2003, the book value per share of Hemlock Federal Financial Corporation's common stock was $24.45. As adjusted to take into effect the results of the offer as if had it been completed as of December 31, 2003, the book value per share of our common stock would be $23.18. This represents a 5.19% change in the book value per share of our common stock as a result of the successful completion of the offer. This offer will impact Hemlock Federal Financial Corporation's earnings per share on a going forward basis. The impact on earnings per share would reflect the loss of earning assets resulting from transaction costs and share purchases as a result of this offer, offset when calculating the per share ratio by reduction in shares of Hemlock Federal Financial Corporation's common stock outstanding. We estimate that the offer's impact on basic and diluted earnings per share on a pro forma basis annually to be an increase of approximately $0.35 and $0.28, respecctively. The calculation of earnings per share excludes any estimated cost savings that may result if Hemlock Federal Financial Corporation goes private.

            Deregistration of the Common Stock and Possible Loss of Eligibility for Quotation on Nasdaq SmallCap Market. If the tender offer results in the number of Hemlock Federal Financial Corporation's stockholders of record falling below 300, it will be eligible to deregister its common stock under the Exchange Act. If Hemlock Federal Financial Corporation becomes eligible to deregister the common stock, it will do so. Deregistration will have a number of consequences to Hemlock Federal Financial Corporation, its affiliates and its stockholders.

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            Once the common stock is deregistered, Hemlock Federal Financial Corporation will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Hemlock Federal Financial Corporation also will no longer be subject to the proxy requirements of the Exchange Act. While Hemlock Federal Financial Corporation intends, at this time, to supply stockholders with an annual report containing audited financial statements and a proxy statement, there is no requirement that it do so and it will not be bound by any of the SEC disclosure requirements to which it is currently subject.

            Hemlock Federal Financial Corporation sees the primary benefit of deregistration being the substantial reduction in expenses associated with being an SEC-reporting company. It believes that if it were not subject to the SEC reporting requirements during fiscal 2004, its anticipated expenses for that year would be reduced by at least $120,000. These amounts do not include the substantial amount of time employees and management devote to SEC reporting requirements.

            Following deregistration, Hemlock Federal Financial Corporation's affiliates (that is, its directors, executive officers and greater than 10% stockholders) will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Exchange Act. While our affiliates will benefit from not being subject to Section 16, they will be unable to rely on Rule 144 under the Securities Act of 1933 as a consequence of Hemlock Federal Financial Corporation no longer filing reports with the SEC, unless Hemlock Federal Financial Corporation chooses to make public certain information required by the rule. The inability to rely on Rule 144 may limit the ability of affiliates to sell their shares following deregistration. If deregistration occurs, Hemlock Federal Financial Corporation intends to make public the information necessary for its affiliates to continue to rely on Rule 144; however, there is no requirement that it do so and it may stop doing so at any time.

            All Hemlock Federal Financial Corporation stockholders who do not tender their shares in the tender offer will benefit from the expense reduction resulting from deregistration and having a smaller stockholder base. There are several detriments to Hemlock Federal Financial Corporation stockholders as a result of deregistration, however, of which you should be aware.

            The public information regarding Hemlock Federal Financial Corporation will be reduced substantially following deregistration. While, as noted above, Hemlock Federal Financial Corporation currently intends to supply stockholders with an annual report and provide stockholders with proxy statements for stockholder meetings, there is no requirement that it do so. Nor is there any requirement as to the content of these documents.

            Once Hemlock Federal Financial Corporation stops filing reports with the SEC, its common stock will be ineligible for quotation on the Nasdaq SmallCap Market. The possible effect of this is a further reduction in the liquidity of the common stock. While Hemlock Federal Financial Corporation intends to take any reasonable steps necessary for its common stock to be quoted on the OTC Bulletin Board after deregistration, it cannot assure you this will happen or, even if it does happen, that an active market will exist for you to sell your shares. The extent of the public market for the common stock following the tender offer will depend on the number of holders remaining at that time, the interest in maintaining a market in the common stock on the part of securities firms, and other factors. An issue of securities with a smaller public float (that is, shares outstanding not held by affiliates of Hemlock Federal Financial Corporation) may trade at lower prices than would a comparable issue of securities with a greater public float. Accordingly, the market price for the shares of common stock may be adversely affected to the extent that the amount of shares purchased pursuant to the tender offer reduces the public float. The reduced public float also may have the effect of causing the trading prices of the common stock to be more volatile. Based on the number of shares outstanding as of December 31, 2003, the number of shares held by affiliates as of that date and assuming all shares eligible to be tendered in the tender offer are so tendered, the number of shares held by non-affiliates will be reduced from 545,891 to 352,099. In addition, the fact that there will be limited public information about Hemlock Federal Financial Corporation after deregistration may further reduce the market for the common stock.

            There can be no assurance that the number of stockholders after completion of the tender offer will be fewer than 300 or that the completion of the tender offer will result in a reduction in expenses related to registration under the Securities and Exchange Act of 1934, as amended. If the Company is not able to reduce its shareholder base below 300, it will consider other options to achieve this result including a reverse stock split.

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            Effect on Affiliated and Non-Affiliated Stockholder Proportionate Interests. As a group, Hemlock Federal Financial Corporation's affiliates beneficially owned 428,277, or 44%, of the shares of common stock outstanding as of December 31, 2003. Assuming all shares eligible to be tendered in the offer are purchased, the affiliates' proportionate ownership interest will increase to 55% of the outstanding shares. The proportionate ownership share of remaining non-affiliated stockholders, as a group, will correspondingly be reduced by 10% to 45%.

            With fewer shares outstanding and the resulting reduction in stockholders' equity, and assuming earnings remain the same, all non-tendering stockholders will benefit from the tender offer from an increase in return on average equity and in earnings per share. Return on average equity for the year ended December 31, 2003 was 7.61%. After giving effect to the tender offer and assuming all eligible shares are tendered, this would increase to 9.53%. Basic and diluted earnings per share for the year ended December 31, 2003 were $1.86 and $1.72, respectively. After giving effect to the tender offer and assuming all eligible shares are tendered, these amounts would increase to $2.21 and $2.00, respectively.

            Potential Benefits Foregone by Tendering Stockholders. After consummation of the tender offer, stockholders who tender their shares will not have the opportunity to participate in the potential growth of future earnings and the value of Hemlock Federal Financial Corporation common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid to those stockholders for their tendered shares, and may be difficult to effect, as the market for Hemlock Federal Financial Corporation common stock might be even more limited than it is now if the common stock is deregistered. Conversely, after completion of the tender offer, stockholders who tender their shares will not face the risk of losses generated by Hemlock Federal Financial Corporation's operations or any decrease in the value of Hemlock Federal Financial Corporation common stock.

            Effect on Hemlock Federal Financial Corporation's Business. Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the tender offer is not expected to have a material impact on the conduct of Hemlock Federal Financial Corporation's business. Hemlock Federal Financial Corporation will, through its subsidiary bank, continue to operate as a community-oriented financial institution focused on serving the needs of customers in its primary market area.

            Federal Income Tax Consequences. If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. In general, a stockholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale.

            Hemlock Federal Financial Corporation and non-tendering stockholders will not incur any federal income tax liability as a result of completion of the tender offer.

            OUR BOARD BELIEVES THE OFFER IS FAIR TO UNAFFILIATED STOCKHOLDERS.

            Hemlock Federal Financial Corporation's board of directors, in deciding to approve the tender offer, determined that the offer was fair to unaffiliated stockholders. In making this determination, the board considered factors it believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated stockholder, may not have favored the fairness of the transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the offer price of $29 per share in cash) and the procedural fairness of the transaction.

            Factors Favoring the Fairness of the Tender Offer

            Price

            •            the offer price is based on current market prices;

            •            the offer price relative to historical market prices of Hemlock Federal Financial Corporation common stock;

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            •            the offer price relative ^ to the average price paid by Hemlock Federal Financial Corporation to repurchase its shares over the last two years;

            •            the offer price relative to the book value of the common stock; and

            •            no brokerage commissions or other costs will be incurred by tendering stockholders.

            Procedure

            •            the offer is voluntary; no stockholder is required to tender his or her shares; and

            •            all stockholders are being notified of the tender offer and the implications of the transaction on their holdings.

            Factors Not Favoring the Fairness of the Tender Offer (all pertaining to procedural fairness)

            •            some recent purchases by Hemlock Federal Financial Corporation of its shares were at prices exceeding the offer price;

            •            while participation in the tender offer by stockholders is voluntary, stockholders will not be voting on the transaction; and

            •            if a sufficient number of shares are tendered and the common stock is deregistered, publicly available information regarding Hemlock Federal Financial Corporation will be reduced significantly and the common stock will be delisted from the Nasdaq SmallCap market; a delisting will likely further reduce the market for the common stock.

            Set forth below is a discussion of the material factors the board considered in determining that the offer price was fair.

            The offer price of $29 per share is at a slight premium to the current market price. In addition, no brokerage costs would be incurred upon the tender of shares, and the issue of the lack of liquidity in the open market is avoided. The board believes that based on all factors considered, a slight premium to the market price is the fairest price for both stockholders who may choose to tender their shares as well as those who choose to remain stockholders in the Company. The board believes it gives a balance to stockholders selling (by giving a premium without payment of a commission), but not such a large premium that continuing stockholders and the Company will be paying too high a price for the continuing Company.

            The offer price of $29 per shares is at a premium of approximately 19% to the net book value per share of $24.45 as of December 31, 2003. The board believes that based on all factors considered, an offer price that was at a moderate premium to net book value is the fairest price for both stockholders who may choose to tender their shares as well as those who choose to remain stockholders in the Company. This belief was based on the factors discussed above and a belief that an offer price substantially higher than the market price would result in a diminution of the value of the shares of unaffiliated stockholders who chose not to tender, while an offer price substantially lower than the market price would be unsuccessful, since stockholders could potentially sell their shares on the open market for a higher price. A price at a slight premium to, rather than at, the market price, was chosen since it provided an additional modest inducement for holders to tender while not materially impacting the value of the investment of those who chose to remain holders.

            The offer price of $29 per share is equal to the average price paid for the common stock on the NASDAQ SmallCap Market during the period beginning January 1, 2003 and ending December 31, 2003. While historical prices were considered by the board, they were of lesser significance than current market prices and net book value per share because of the light volume, and sporadic trading in the common stock.

            The offer price of $29 per share exceeds the average price paid in previous repurchases. Hemlock Federal Financial Corporation has repurchased 59,900 shares of common stock over the past two years at an average price of $26.14. During the twelve months ended December 31, 2003, 11,900 shares were repurchased at an average price of $28.66. ^ While Hemlock Federal Financial Corporation had repurchased shares during the last two fiscal

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quarters of 2003 at a price slightly higher than the offer price, the board observed that the amount of shares repurchased was only 8,900, at a premium of 3% over the tender offer price, and that this was done in the context of a higher market price for the stock at that point in time. The evaluation of repurchase activity was helpful in determining the fairness of the transaction since it reflected the fact that repurchases have, over the past two years, been conducted at the market price, and that of 59,600 shares repurchased, all but 8,900 had been repurchased at a price lower than the offer price. As a result, the board believes that based on all factors considered, an offer price that was at a moderate premium to the average price paid in previous repurchases is the fairest price for both stockholders who may choose to tender their shares as well as those who choose to remain stockholders in the Company.

            A ^ Going Concern Value. A going concern value, which is an attempt to value a company as an operating business to another company or individual, was not performed in connection with the tender offer. The board felt that such a valuation would not be material to its decision as to whether the offer was fair to unaffiliated stockholders because the company itself was not for sale, and only a small percentage of the company's stock was being sold. Hemlock Federal Financial Corporation will continue to operate as it always has after completion of the tender offer.

            Liquidation Value. In determining the fairness of the tender offer, the board of directors did not attempt to establish the liquidation value of Hemlock Federal Financial Corporation. The board felt that such a valuation would not be material to its decision for several reasons. First, the liquidation of Hemlock Federal Financial Corporation as a financial institution holding company would be so impracticable and is so improbable as to not provide any meaningful comparison to the terms of the tender offer. Hemlock Federal Financial Corporation is not intending to liquidate and the tender offer will not affect its operations. Second, and more importantly, the board believed that Hemlock FederalFinancial Corporation's liquidation value would approximate its net book value, less the costs of liquidation. In a sense, the board's consideration of net book value (discussed above) encompassed a consideration of Hemlock Federal Financial Corporation's approximate liquidation value. For these reasons, the board felt that a separate liquidation valuation was not necessary or appropriate.

            Set forth below is a discussion of the factors the board considered in determining the procedural fairness of the transaction.

            The tender offer was approved by a unanimous vote of the board, including all of the directors who are not employees of Hemlock Federal Financial Corporation or any of its subsidiaries. Non-employee directors constitute more than a majority of the board.

            The board did not retain a financial advisor for purposes of negotiating the terms of the tender offer or to prepare a report concerning the fairness of the tender offer. The board believed there would be no added benefit to stockholders to obtain a third party fairness opinion, as the board had no intention of approving an offer price that was significantly different from the current market price of the common stock. To do otherwise would have been, in the board's view, unfair to continuing stockholders (if too high), and unfair to selling stockholders (if too low). There is, however, an inherent risk that the valuation determined by the board of directors is incorrect. If the valuation is too high, it hurts the stockholders who do not tender. If it is too low, it hurts the stockholders who do tender.

            No vote of stockholders on the tender offer is required under the laws of the State of Delaware, Hemlock Federal Financial Corporation's state of incorporation. The board believes that the transaction is procedurally fair to unaffiliated stockholders, in addition to being sbustantively fair with respect to the price offered. The board based those beliefs on the unanimous approval of the offer by all of the non-employee directors, who comprise a majority of the board, and on the following factors:

            (i)            that stockholders are not compelled to tender;

            (ii)            that stockholders are provided with full disclosure of the terms and conditions of the offer; and

            (iii)            that stockholders are afforded sufficient time to consider the offer.

            If the tender offer results in the number of stockholders of record falling below 300, Hemlock Federal Financial Corporation will deregister its common stock under the Exchange Act. If deregistration occurs, Hemlock Federal Financial Corporation will no longer file reports and proxy statements with the SEC, which means that publicly

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available information about Hemlock Federal Financial Corporation will be substantially reduced. In addition, if Hemlock Federal Financial Corporation ceases to be an SEC-reporting company, the common stock will be delisted from the Nasdaq SmallCap Market. Notwithstanding these consequences of deregistration, the board believes the tender offer is fair to all stockholders who choose not to participate in the tender offer.

            If the common stock is delisted from the Nasdaq SmallCap Market, Hemlock Federal Financial Corporation intends to take all reasonable steps necessary to have the stock quoted on the OTC Bulletin Board. There can be no assurance, however, that the common stock will be traded on the OTC Bulletin Board, or, even if it is so traded, that an active market will be maintained. The absence of regular public information about Hemlock Federal Financial Corporation may contribute to a reduction in the market for the common stock. The board observed that the market for the common stock is currently limited, and that other than in connection with repurchases by Hemlock Federal Financial Corporation, trades in the common stock over the past two years have been infrequent. Thus, the board concluded, the market for the common stock has long behaved similar to one for a privately held company. Accordingly, the board believes that any diminishment in the public market for Hemlock Federal Financial Corporation common stock that may follow deregistration does not make the tender offer unfair to unaffiliated stockholders who choose not to tender their shares.

            The board of directors of Hemlock Federal Financial Corporation is not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of Hemlock Federal Financial Corporation with or into another company, (2) the sale or transfer of all or a substantial part of Hemlock Federal Financial Corporation's assets or (3) a purchase of Hemlock Federal Financial Corporation's securities that would enable the holder to exercise control of Hemlock Federal Financial Corporation.

            THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER STOCKHOLDERS SHOULD TENDER THEIR SHARES.

            While the board of directors has approved this offer and believes it is substantively fair to the unaffiliated stockholders, neither the board nor any executive officer is making any recommendation to eligible stockholders as to whether a stockholder should participate in this offer.

2. NUMBER OF SHARES; PRORATION

            Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, Hemlock Federal Financial Corporation will purchase up to 200,000 shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price of $29.00 per share (the "Purchase Price"). The later of 5:00 p.m., New York City time, on _____________, 2004, or the latest time and date to which the Offer to Purchase is extended pursuant to Section 16, is referred to herein as the "Expiration Date." If the Offer to Purchase is oversubscribed as described below, shares tendered on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date. Subject to Section 16, Hemlock Federal Financial Corporation reserves the right to purchase more than 200,000 shares pursuant to the Offer to Purchase, but does not currently plan to do so. If Hemlock Federal Financial Corporation changes the percentage of shares being sought, the offering period will be extended so that at least ten business days will remain in the offering after the increase or decrease in the shares offered. The Offer to Purchase is not conditioned on any minimum number of shares being tendered. The Offer to Purchase is, however, subject to certain other conditions. See Section 7.

            All shares purchased pursuant to the Offer to Purchase will be purchased at the Purchase Price. All shares not purchased pursuant to the Offer to Purchase, including shares not purchased because of proration, will be returned to the tendering stockholders at Hemlock Federal Financial Corporation's expense promptly following the Expiration Date.

            Upon the terms and subject to the conditions of the Offer to Purchase, if 200,000 or fewer shares have been validly tendered and not withdrawn on or prior to the Expiration Date, Hemlock Federal Financial Corporation will purchase all shares tendered. Upon the terms and subject to the conditions of the Offer to Purchase, if more than 200,000 shares have been validly tendered and not withdrawn on or prior to the Expiration Date, Hemlock Federal Financial Corporation will purchase shares in the following order of priority:

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                        (a)            first, all shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on _____________, 2004 and continues to own beneficially as of the Expiration Date, an aggregate of less than 100 shares and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

                        (b)            then, after purchase of all of the foregoing shares, all other shares validly tendered and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

            If proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, and (ii) as a result of the "odd lot" procedure described in Section 2, Hemlock Federal Financial Corporation does not expect that it will be able to complete payment for any shares purchased pursuant to the Offer to Purchase until approximately five Nasdaq SmallCap Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release promptly after the Expiration Date. Holders of shares may also obtain preliminary information from the Dealer Manager and Information Agent once it is available.

            Hemlock Federal Financial Corporation expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. See Section 16. There can be no assurance, however, that Hemlock Federal Financial Corporation will exercise its right to extend the Offer to Purchase.

            For purposes of the Offer to Purchase, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

            Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Hemlock Federal Financial Corporation's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

3. TENDERS BY HOLDERS OF LESS THAN 100 SHARES

            All shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on _____________, 2004, and continues to own beneficially as of the Expiration Date, an aggregate of less than 100 shares , will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if these holders have separate stock certificates for fewer than 100 shares. By accepting the Offer to Purchase, a stockholder owning beneficially less than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

            As of _____________, 2004, there were approximately 438 holders of record of shares. Approximately 142 of these holders of record held individually less than 100 shares and held in the aggregate approximately 3,439 shares. Because of the number of shares held in the names of brokers and nominees, Hemlock Federal Financial Corporation is unable to estimate the total number of beneficial owners of less than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

4. PROCEDURE FOR TENDERING SHARES

            To tender shares validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the shares to be tendered must be received by the Depositary at this address or

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(ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of delivery received by the Depositary), in each case on or prior to the Expiration Date.

            The Depositary will establish an account with respect to the shares at The Depository Trust Company ("DTC") (hereinafter referred to as the "Book-Entry Transfer Facility") for purposes of the Offer to Purchase within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer the shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

            The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Hemlock Federal Financial Corporation may enforce the agreement against the participant.

            Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the shares (which term, for the purposes of this Section, includes a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the shares) tendered therewith and the holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) the shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

            The method of delivery of shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

            To prevent United States federal income tax backup withholding equal to 28% of the gross payments made pursuant to the Offer to Purchase, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders (as defined in Section 15) must submit a properly completed Form W-8 (which may be obtained from the Depositary) in order to prevent backup withholding. For a discussion of material federal income tax consequences to tendering stockholders, see Section 15. Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

            It is a violation of Rule 14e promulgated under the Exchange Act, for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire the shares for tender by conversion, exercise or exchange of the other securities and (ii) will cause the shares to be delivered in accordance with the terms of the Offer to Purchase. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) the stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of the shares complies with Rule 14e-4. Hemlock Federal Financial Corporation's acceptance for payment of shares tendered pursuant to the Offer to Purchase will constitute a binding agreement between

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the tendering stockholder and Hemlock Federal Financial Corporation upon the terms and subject to the conditions of the Offer to Purchase.

            All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Hemlock Federal Financial Corporation, in its sole discretion, which determination shall be final and binding on all parties. Hemlock Federal Financial Corporation reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of Hemlock Federal Financial Corporation's counsel, be unlawful. Hemlock Federal Financial Corporation also reserves the absolute right to waive any defect or irregularity in any tender of any particular shares. None of Hemlock Federal Financial Corporation, the Dealer Manager and Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any notice.

            Certificates for shares, together with a properly completed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Hemlock Federal Financial Corporation. Any documents delivered to Hemlock Federal Financial Corporation will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

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5. WITHDRAWAL RIGHTS

            Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, _____________, 2004 unless previously accepted for payment by Hemlock Federal Financial Corporation as provided in this Offer to Purchase. If Hemlock Federal Financial Corporation extends the period of time during which the Offer to Purchase is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to Hemlock Federal Financial Corporation's rights under the Offer to Purchase, the Depositary may, on behalf of Hemlock Federal Financial Corporation, retain all shares tendered, and shares may not be withdrawn except as otherwise provided in this Section 5, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

            Withdrawal of Shares Held in Physical Form. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, _____________, 2004 unless accepted for payment by Hemlock Federal Financial Corporation as provided in this Offer to Purchase. For a withdrawal to be effective prior to the Effective Time, a stockholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing the shares; (D) the signature of the stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if the original signature was guaranteed)); and (E) if the shares are held by a new beneficial owner, evidence satisfactory to Hemlock Federal Financial Corporation that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

            Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, _____________, 2004 unless accepted for payment by Hemlock Federal Financial Corporation as provided in this Offer to Purchase. For a withdrawal to be effective prior to the Effective Time, a stockholder of shares held with the Book-Entry Transfer Facility must (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the Depositary's account at the Book-Entry Transfer Facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. The notice of withdrawal shall contain (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; and (C) if the shares are held by a new beneficial owner, evidence satisfactory to Hemlock Federal Financial Corporation that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

            Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

            All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Hemlock Federal Financial Corporation, in its sole discretion, which determination shall be final and binding on all parties. None of Hemlock Federal Financial Corporation, the Dealer Manager and Information Agent, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give the notification.

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6. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

            Upon the terms and subject to the conditions of the Offer to Purchase and ^ after the Expiration Date, Hemlock Federal Financial Corporation will (subject to the proration and conditional tender provisions of the Offer to Purchase) ^ promptly pay the Purchase Price for shares validly tendered and not withdrawn. Thereafter, payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer to Purchase will be made by the Depositary by check promptly . In all cases, payment for shares accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Depositary of certificates for the shares (or of a timely confirmation of a book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery an Agent's Message, and any other required documents.

            For purposes of the Offer to Purchase, Hemlock Federal Financial Corporation shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of Hemlock Federal Financial Corporation's acceptance for payment of the shares. In the event of proration, Hemlock Federal Financial Corporation will determine the proration factor and pay for those tendered shares accepted for payment ^ promptly after the Expiration Date. However, Hemlock Federal Financial Corporation does not expect to be able to announce the final results of the proration until approximately three Nasdaq SmallCap Market trading days after the Expiration Date. Hemlock Federal Financial Corporation will pay for shares that it has purchased pursuant to the Offer to Purchase by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from Hemlock Federal Financial Corporation and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making the payment.

            Certificates for all shares not purchased because of proration and shares that were conditionally tendered and not accepted, will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the Book-Entry Transfer Facility by the participant who delivered the shares) promptly following the Expiration Date without expense to the tendering stockholder.

            Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, Hemlock Federal Financial Corporation may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 7.

            Hemlock Federal Financial Corporation will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless the person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, the other person or otherwise) payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

            Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal (or, in the case of a foreign individual, a Form W-8) may be subject to required federal income tax withholding of 31% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer to Purchase. See Section 4.

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7. CONDITIONAL TENDER OF SHARES

            Under certain circumstances and subject to the exceptions set forth in Section 1, Hemlock Federal Financial Corporation may prorate the number of shares purchased pursuant to the Offer to Purchase. As discussed in Section 15, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal.

            Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal) below the minimum number so specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all shares tendered by the stockholder pursuant to the applicable Letter of Transmittal will be returned promptly .

            If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of shares to be purchased to fall below 200,000, then, to the extent feasible, Hemlock Federal Financial Corporation will select enough of these conditional tenders that would otherwise have been so withdrawn to permit Hemlock Federal Financial Corporation to purchase 200,000 shares. In selecting among these conditional tenders, Hemlock Federal Financial Corporation will select by lot and will limit its purchase in each case to the minimum number of shares designated by the stockholder in the applicable Letter of Transmittal as a condition to his or her tender.

8. CONDITIONS OF THE OFFER TO PURCHASE

            Notwithstanding any other provision of the Offer to Purchase, Hemlock Federal Financial Corporation will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after [DATE OF COMMENCEMENT OF TENDER OFFER], 2004 and at or before the expiration date of the offer any of the following shall have occurred:

                        (a)            there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase or (ii) in the reasonable judgment of Hemlock Federal Financial Corporation, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Hemlock Federal Financial Corporation and its subsidiaries, taken as a whole;

                        (b)            there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or Hemlock Federal Financial Corporation or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in Hemlock Federal Financial Corporation's reasonable judgment, would or "could result in" or "had the ability to" (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase, (ii) delay or restrict the ability of Hemlock Federal Financial Corporation, or render Hemlock Federal Financial Corporation unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Hemlock Federal Financial Corporation and its subsidiaries, taken as a whole;

                        (c)            it shall have been publicly disclosed or Hemlock Federal Financial Corporation shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other

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than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "SEC" or the "Commission") on _____________, 2004) or (ii) any such person or group that on or prior to _____________, 2004 had filed such a Schedule with the Securities and Exchange Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

                        (d)            there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any material decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on Hemlock Federal Financial Corporation's business, condition (financial or otherwise) , income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in Hemlock Federal Financial Corporation's reasonable judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in Hemlock Federal Financial Corporation's reasonable judgment, a material acceleration or worsening thereof;

                        (e)            a tender or exchange offer with respect to some or all of the shares (other than the Offer to Purchase), or a merger, acquisition or other business combination proposal for Hemlock Federal Financial Corporation, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d) (3) of the Exchange Act);

                        (f )            there shall have occurred any event or events that has resulted, or may in the reasonable judgment of Hemlock Federal Financial Corporation result in an actual material and adverse change in the business, condition (financial or other), income, operations, stock ownership or prospects of Hemlock Federal Financial Corporation and its subsidiaries;

and, in the reasonable judgment of Hemlock Federal Financial Corporation, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

            The foregoing conditions are for the reasonable benefit of Hemlock Federal Financial Corporation and may be asserted by Hemlock Federal Financial Corporation regardless of the circumstances (other than as a result of any action or inaction by Hemlock Federal Financial Corporation) giving rise to any of these conditions, and any such condition may be waived by Hemlock Federal Financial Corporation, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by Hemlock Federal Financial Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Hemlock Federal Financial Corporation concerning the events described above will be final and binding on all parties.

            The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

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9. PRICE RANGE OF SHARES; DIVIDENDS

            The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq SmallCap Market for the periods indicated. Hemlock Federal Financial Corporation's fiscal year end is December 31.

	High	Low	Dividends Declared
Fiscal 2002
1st Quarter	$26.000	$23.750	$.15
2nd Quarter	$28.650	$24.170	$.15
3rd Quarter	$28.000	$26.200	$.15
4th Quarter	$27.540	$26.000	$.15

Fiscal 2003
1st Quarter	$27.800	$27.030	$.16
2nd Quarter	$29.500	$27.360	$.16
3rd Quarter	$31.750	$29.250	$.16
4th Quarter	$31.100	$28.780	$.17

Fiscal 2004
1st Quarter (through March 29, 2004)	$29.88	$27.52	$.17

            On March 15, 2004, the closing price of the shares on the Nasdaq SmallCap Market was $28.66 per share. Stockholders are urged to obtain current market quotations for the shares.

10. INFORMATION CONCERNING THE COMPANY

General

            Hemlock Federal Financial Corporation, a Delaware corporation, is a unitary savings and loan holding company which was organized in December 1996 at the direction of Hemlock Federal Bank for Savings (the "Bank") for the purpose of owning all of the outstanding stock of the Bank to be issued in connection with the Bank's conversion from mutual to stock form. The Bank, founded in 1904, is a federally chartered savings bank. The Bank is, and intends to continue to be an independent, community-oriented financial institution. The main office of Hemlock Federal Financial Corporation and the Bank is located at 5700 West 159th Street, Oak Forest, Illinois 60452.

            The Bank serves the financial needs of communities in its market area through its main office located in Oak Forest, Illinois and its five branch offices located in Oak Lawn, Chicago, Bolingbrook and Lemont, Illinois. The Bank attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate primarily loans secured by mortgages on owner-occupied one- to four-family residences and, to a much lesser extent, multi-family, consumer and other loans. These loans are generally originated within the Bank's primary market area. The Bank also invests in mortgage-backed securities, investment securities and other short-term liquid assets. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

            The Bank's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

            The Bank is subject to examination by the Office of Thrift Supervision and the FDIC. Hemlock Federal Financial Corporation, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

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Recent Stock Repurchases

            Hemlock Federal Financial Corporation has conducted open-market stock repurchases during the past two years. The following table sets forth for each quarter during the past two years the number of securities purchased and the price paid for each quarter.

	Number of Shares Repurchased	Share Price Paid

March 31, 2002	40,000	$25.063
June 30, 2002	---	N/A
September 30, 2002	3,000	27.250
December 31, 2002	5,000	26.900
March 31, 2003	3,000	27.790
June 30, 2003	---	N/A
September 30, 2003	3,900	29.250
December 31, 2003	5,000	29.870

            The average price per share purchased over the last two years was $26.14.

Summary Historical Consolidated Financial Data and
Summary Pro Forma Consolidated Financial Data

            The following summary historical consolidated financial data has been derived from the consolidated financial statements of Hemlock Federal Financial Corporation. The data should be read in conjunction with the consolidated financial statements and notes thereto included in Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2003. Copies of this report may be obtained as described in Section 18 of this Offer to Purchase.

		Pro Forma
	Historical	December 31, 2003
	December 31, 2003	$29 per Share
Balance Sheet Data:	(In Thousands)

ASSETS
Cash and cash equivalents	$ 13,980	$ 13,680
Securities	145,341	141,641
Loans receivable, net	135,655	135,655
Other assets	23,798	23,798
Total assets	$318,774	$314,774

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits	$206,672	$206,672
Borrowings	86,307	88,107
Other liabilities	3,452	3,452
Total liabilities	296,431	298,231

Stockholders' equity:
Common stock and additional paid-in capital, net of unearned ESOP and unearned stock awards	20,670	20,670
Treasury stock	(17,958)	(23,758)
Retained earnings	19,431	19,431
Accumulated other comprehensive income	200	200
Total stockholders' equity	22,343	16,543
Total liabilities and stockholders' equity	$318,774	$314,774

Shares outstanding	968,336	768,336

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	Historical		Pro Forma
	Year ended December 31,		Year ended December 31, 2003
	2002	2003	$29 per Share
	(In Thousands)
Income Statement Data:

Total interest income	$16,292	$13,933	$13,790
Total interest expense	8,456	7,478	7,546

Net interest income	7,836	6,455	6,244
Provision for loan losses	--	--	--

Net interest income after provision for loan losses	7,836	6,455	6,244
Total non-interest income	1,708	2,463	2,463
Total non-interest expense	6,458	6,508	6,508

Income before income taxes	3,086	2,410	2,199

Income taxes	1,031	731	649

Net income	$2,055	$ 1,679	$ 1,550

Selected Financial Ratios:

Earnings per share - basic	$2.31	$1.86	$2.21
Earnings per share-diluted	$2.16	$1.72	$2.00

Ratio of earnings to non- interest expense	31.82%	25.80%	23.81%
Return on average equity	9.78%	7.61%	9.53%
Book value per share(1)	$23.98	$24.45	$23.18
Weighted average shares outstanding-diluted	952,916	975,024	775,024

(1)   Unearned ESOP shares and unearned stock award shares are not considered to be outstanding for book value per share purposes.

HEMLOCK FEDERAL FINANCIAL CORPORATION
Notes to Unaudited Pro Forma Financial Information

(1)            The pro forma financial information reflects the repurchase of 200,000 shares at $29 per share.

(2)            The balance sheet data gives effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3)            The funds used to purchase shares were obtained through cash, the sale of investment securities, and additional borrowings. The pro forma data assumes a rate of interest of 3.75% on additional borrowings, 3.80% on securities and 0.90% on cash and an incremental tax rate of 38.74%.

(4)            No effect has been given to the cost incurred in connection with the Offer to Purchase. Such costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

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11. SOURCE AND AMOUNT OF FUNDS

            Assuming that Hemlock Federal Financial Corporation purchases the maximum of 200,000 shares pursuant to the Offer to Purchase at the price of $29 per share, the total amount required by Hemlock Federal Financial Corporation to purchase the shares will be $5.8 million, exclusive of fees and other expenses. Hemlock Federal Financial Corporation will fund this purchase through cash on hand, the sale of marketable securities held in Hemlock Federal Financial Corporation's portfolio, and drawing on an existing line of credit if necessary.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
AND ARRANGEMENTS CONCERNING SHARES

            As of March 29, 2004, Hemlock Federal Financial Corporation had 974,168 shares issued and outstanding (including shares allocated pursuant to Hemlock Federal Financial Corporation's Employee Stock Ownership Plan), and had reserved 223,334 shares for issuance upon exercise of outstanding stock options. The 200,000 shares that Hemlock Federal Financial Corporation is offering to purchase represent approximately 20.5% of the total outstanding shares. As of March 29, 2004, Hemlock Federal Financial Corporation's directors and executive officers as a group (8 persons) beneficially owned an aggregate of 426,174 shares (including 180,140 shares covered by currently exercisable options granted under Hemlock Federal Financial Corporation's Stock Option and Incentive Plan) representing approximately 37% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of Hemlock Federal Financial Corporation who own shares may participate in the Offer to Purchase on the same basis as Hemlock Federal Financial Corporation's other stockholders. Hemlock Federal Financial Corporation has been advised that two of its directors intend to tender shares pursuant to the Offer to Purchase. Director Kenneth Bazarnik intends to tender 1,008 shares and director Frank Bucz intends to tender 5,200 shares. As of March 29, 2004, 170,858 shares, or approximately 17.5% of the outstanding shares, were held in the ESOP, including shares allocated to the accounts of executive officers. Decisions as to whether to tender ESOP shares will be made by the independent ESOP trustee, First Bankers Trust Company, Quincy, Illinois. Hemlock Federal Financial Corporation has been advised by the trustee that as of the date hereof, the ESOP does not intend to tender any shares pursuant to the Offer to Purchase. In addition, employees of Hemlock Federal Financial Corporation not included in the categories discussed above beneficially owned an aggregate of 34,370 shares of Hemlock Federal Financial Corporation's common stock through Hemlock Federal Financial Corporation's profit-sharing plan.

            Assuming Hemlock Federal Financial Corporation purchases 200,000 shares pursuant to the Offer to Purchase, and neither the trustee of the ESOP nor any of the directors or executive officers of Hemlock Federal Financial Corporation tender any shares pursuant to the Offer to Purchase, with the exception of the two directors described above, then after the purchase of shares pursuant to the Offer to Purchase, Hemlock Federal Financial Corporation's executive officers and directors as a group would own beneficially approximately 44% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. The ESOP would own approximately 22% of the outstanding shares, including shares allocated to the accounts of executive officers.

            Neither Hemlock Federal Financial Corporation, nor any subsidiary of Hemlock Federal Financial Corporation nor, to the best of Hemlock Federal Financial Corporation's knowledge, any of Hemlock Federal Financial Corporation's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.

            Except for outstanding options to purchase shares granted from time to time over recent years to certain directors and employees (including executive officers) of Hemlock Federal Financial Corporation pursuant to Hemlock Federal Financial Corporation's Stock Option and Incentive Plan, and except as otherwise described in this Offer to Purchase, neither Hemlock Federal Financial Corporation nor, to the best of Hemlock Federal Financial Corporation's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of Hemlock Federal Financial Corporation including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

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            Except as disclosed in this Offer to Purchase, Hemlock Federal Financial Corporation, its directors and executive officers have no current plans or proposals which relate to or would result in:

            •             the acquisition by any person of additional securities of Hemlock Federal Financial Corporation or the disposition of securities of Hemlock Federal Financial Corporation;

            •            an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hemlock Federal Financial Corporation or any of its subsidiaries;

            •            a purchase, sale or transfer of a material amount of assets of Hemlock Federal Financial Corporation or any of its subsidiaries;

            •            any change in the present board of directors or management of Hemlock Federal Financial Corporation;

            •            any material change in the present dividend rate or policy, or indebtedness or capitalization of Hemlock Federal Financial Corporation;

            •            any other material change in Hemlock Federal Financial Corporation's corporate structure or business;

            •            any change in Hemlock Federal Financial Corporation's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of Hemlock Federal Financial Corporation by any person;

13. LEGAL MATTERS; REGULATORY APPROVALS

            Hemlock Federal Financial Corporation is not aware of any license or regulatory permit that appears to be material to Hemlock Federal Financial Corporation's business that might be adversely affected by Hemlock Federal Financial Corporation's acquisition of shares as contemplated in this Offer to Purchase or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by Hemlock Federal Financial Corporation as contemplated in this Offer to Purchase. Should the approval or other action be required, Hemlock Federal Financial Corporation presently contemplates that the approval or other action will be sought. Hemlock Federal Financial Corporation is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer to Purchase pending the outcome of any matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to Hemlock Federal Financial Corporation's business. Hemlock Federal Financial Corporation's obligations under the Offer to Purchase to accept for payment and pay for shares is subject to certain conditions. See Section 8.

14. FEDERAL INCOME TAX CONSEQUENCES

            General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. Hemlock Federal Financial Corporation has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

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            Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the Offer to Purchase and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

            Characterization of the Surrender of Shares Pursuant to the Offer to Purchase. The surrender of shares by a stockholder to Hemlock Federal Financial Corporation pursuant to the Offer to Purchase will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a stockholder to Hemlock Federal Financial Corporation pursuant to the Offer to Purchase will be treated as a "sale or exchange" of such shares for United States federal income tax purposes (rather than as a distribution by Hemlock Federal Financial Corporation with respect to the shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in Hemlock Federal Financial Corporation, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

            If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the Offer to Purchase. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

            If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by Hemlock Federal Financial Corporation with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the Offer to Purchase. The distribution will be treated as a dividend taxable as ordinary income to the extent of Hemlock Federal Financial Corporation's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of Hemlock Federal Financial Corporation's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Hemlock Federal Financial Corporation with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

            Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

            Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer to Purchase, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer to Purchase, fewer than all of these shares may be purchased by Hemlock Federal Financial Corporation. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer to Purchase will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

            Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in Hemlock Federal Financial Corporation actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the Offer to Purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale

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of shares pursuant to the Offer to Purchase. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

            The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in Hemlock Federal Financial Corporation either actually or constructively immediately after the shares are surrendered pursuant to the Offer to Purchase, or (ii) the stockholder actually owns no shares in Hemlock Federal Financial Corporation immediately after the surrender of shares pursuant to the Offer to Purchase and, with respect to shares constructively owned by the stockholder immediately after the Offer to Purchase, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of Hemlock Federal Financial Corporation is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

            Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the Offer to Purchase results in a "meaningful reduction" in the stockholder's interest in Hemlock Federal Financial Corporation. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

            Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction . The dividends-received deduction is subject to certain limitations. In addition, amounts received by a corporate stockholder pursuant to the Offer to Purchase that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to the Offer to Purchase should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

            Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual stockholders vary depending on the stockholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 15 percent or less).

            Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any shares to Hemlock Federal Financial Corporation pursuant to the Offer to Purchase.

            Foreign Stockholders. Hemlock Federal Financial Corporation will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to Purchase to a foreign stockholder or his agent, unless Hemlock Federal Financial Corporation determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, Hemlock Federal Financial Corporation will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and Hemlock Federal

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Financial Corporation withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

            Backup Withholding. See Section 4 with respect to the application of the United States federal income tax backup withholding.

            The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with Hemlock Federal Financial Corporation. The tax consequences of a sale pursuant to the Offer to Purchase may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein to the state, local or foreign tax consequences of the transaction contemplated by the Offer to Purchase. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the Offer to Purchase and the effect of the stock ownership attribution rules described above.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

            Hemlock Federal Financial Corporation expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Depositary and making a public announcement. There can be no assurance, however, that Hemlock Federal Financial Corporation will exercise its right to extend the Offer to Purchase. During any extension, all shares previously tendered will remain subject to the Offer to Purchase, except to the extent that the shares may be withdrawn as set forth in Section 4. Hemlock Federal Financial Corporation also expressly reserves the right, in its sole discretion, (i) to terminate the Offer to Purchase and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires Hemlock Federal Financial Corporation either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer to Purchase, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, by giving oral or written notice of the termination to the Depositary and making a public announcement of this Offer to Purchase and (ii) at any time, or from time to time, to amend the Offer to Purchase in any respect. Amendments to the Offer to Purchase may be effected by public announcement. Without limiting the manner in which Hemlock Federal Financial Corporation may choose to make public announcement of any extension, termination or amendment, Hemlock Federal Financial Corporation shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer to Purchase, in which case Hemlock Federal Financial Corporation shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer to Purchase or in documents furnished subsequent to this Offer to Purchase will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Securities and Exchange Commission under the Exchange Act.

            If Hemlock Federal Financial Corporation materially changes the terms of the Offer to Purchase or the information concerning the Offer to Purchase, or if it waives a material condition of the Offer to Purchase, Hemlock Federal Financial Corporation will extend the Offer to Purchase to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the Securities and

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Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The Offer to Purchase will continue or be extended for at least ten business days from the time Hemlock Federal Financial Corporation publishes, sends or gives to holders of shares a notice that it will (a) increase or decrease the price it will pay for shares or the amount of the Information Agent and Dealer Manager's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

16. SOLICITATION FEES AND EXPENSES

            Keefe, Bruyette & Woods, Inc., will act as the Dealer Manager and Information Agent for Hemlock Federal Financial Corporation in connection with the Offer to Purchase. Keefe, as Information Agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to Purchase to beneficial owners. Hemlock Federal Financial Corporation has agreed to pay Keefe an advisory fee of $25,000 and, upon acceptance for and payment of shares pursuant to the Offer to Purchase, a total of $0.10 per share purchased by Hemlock Federal Financial Corporation pursuant to the Offer to Purchase. Keefe will also be reimbursed for certain out-of-pocket expenses. Keefe will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer to Purchase.

            Keefe has rendered and may render in the future various investment banking and other advisory services to Hemlock Federal Financial Corporation. It has received, and may receive in the future, customary compensation from Hemlock Federal Financial Corporation for these services.

            The estimated cost and fees to be paid by Hemlock Federal Financial Corporation in connection with the offer are as follows:

Dealer Manager and Information Agent fees*	$ 45,000
Legal fees	40,000
Commission filing fee	750
Depositary fees	17,000
Out-of-pocket and miscellaneous fees	7,250
Total	$110,000
_______ * Assumes all 200,000 shares are tendered

            Hemlock Federal Financial Corporation has retained Registrar and Transfer Company as Depositary in connection with the Offer to Purchase. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. Hemlock Federal Financial Corporation has agreed to indemnify the Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer to Purchase. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer to Purchase.

            Hemlock Federal Financial Corporation will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase (other than the fee of the Dealer Manager). Hemlock Federal Financial Corporation will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

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17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

            Hemlock Federal Financial Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning Hemlock Federal Financial Corporation's directors and officers, their remuneration, options granted to them, the principal holders of Hemlock Federal Financial Corporation's securities and any material interest of these persons in transactions with Hemlock Federal Financial Corporation is filed with the Securities and Exchange Commission. Hemlock Federal Financial Corporation has also filed an Issuer Tender Offer Statement on Schedule T0 with the Commission, which includes certain additional information relating to the Offer to Purchase. These reports, as well as other material, may be inspected and copies may be obtained at the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Commission's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the SEC.

            The Offer to Purchase is being made to all holders of shares. Hemlock Federal Financial Corporation is not aware of any state where the making of the Offer to Purchase is prohibited by administrative or judicial action pursuant to a valid state statute. If Hemlock Federal Financial Corporation becomes aware of any valid state statute prohibiting the making of the Offer to Purchase, Hemlock Federal Financial Corporation will make a good faith effort to comply with the statute. If, after a good faith effort, Hemlock Federal Financial Corporation cannot comply with the statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in the state. In those jurisdictions whose securities, blue sky or other laws require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Hemlock Federal Financial Corporation by the Dealer Manager and Information Agent or one or more registered brokers or dealers licensed under the laws of the jurisdictions.

HEMLOCK FEDERAL FINANCIAL CORPORATION

________________________, 2004

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            The Dealer Manager and Information Agent for the Offer to Purchase is:

KEEFE, BRUYETTE & WOODS, INC. 211 Bradenton Drive Dublin, Ohio 43017-5034 Telephone: (877) 298-6520 (toll free)

            Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager and Information Agent.

            The Depositary for the Offer to Purchase is:

REGISTRAR AND TRANSFER COMPANY
By Mail or By Overnight Courier: 10 Commerce Drive Cranford, New Jersey 07016 Attention: Reorganization Department	For Assistance: (800) 368-5948	By Hand: c/o The Depository Trust Co. Transfer Agent Drop 55 Water Street, 1st Floor New York, New York 10041-0099 By Facsimile: (212) 587-3006 (For Eligible Institutions Only)

Any questions concerning tender procedures may be directed to the Depositary at (800)368-5948.

____________________, 2004

Schedule I

SCHEDULE I

1.             Directors and Executive Officers

             Set forth below is a list of Hemlock Federal Financial Corporation's directors and executive officers and for each, a description of the following: (i) beneficial securities ownership; (ii) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (iii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 5700 West 159th Street, Oak Forest, Illinois 60542.

             Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Shares of Common Stock Beneficially Owned(1)
Maureen G. Partynski	Chairman of the Board and Chief Executive Officer	150,122
Michael R. Stevens	President and Director	148,055
Rosanne Belczak	Vice-President/Secretary and Director	38,608
Frank A. Bucz	Auditor/Consultant and Director	12,064
Kenneth J. Bazarnik	Director	21,829
Donald L. Manprisio	Director	8,183
G. Gerald Schiera	Director	15,765
Directors and executive officers of Hemlock Federal Financial Corporation and the Bank, as a group (8 persons)(2)		426,174
_________________
(1)   Amounts include shares held directly, shares held jointly with family members, shares held in profit sharing plan and retirement accounts, shares held in a fiduciary capacity or by certain family members, with respect to which shares the group members may be deemed to have sole voting and/or investment power. The amounts reported also include 1,484, 1,484, 1,484, and 1,484 shares awarded to Directors Belczak, Bazarnik, Bucz and Schiera pursuant to Hemlock Federal Financial Corporation's Recognition and Retention Plan. These shares vest over a five year period with the first installment vesting on October 22, 2002. In addition, the amounts include shares of common stock as to which the named individual has the right to acquire beneficial ownership, currently or within 60 days of the Record Date, pursuant to the exercise of stock options, as follows:
Ms. Partynski - 62,908 shares	Mr. Bucz - 4,305 shares	Mr. Schiera - 6,755 shares
Mr. Stevens - 62,908 shares	Mr. Bazarnik - 7,805 shares
Ms. Belczak - 13,418 shares	Mr. Manprisio - 6,983 shares
(2)   The address of each director and named officer is the same as that of Hemlock Federal Financial Corporation.

             Maureen G. Partynski. Ms. Partynski is the Chairman of the Board and Chief Executive Officer of the Bank, a position she has held since 1994. From 1989 to 1994, Ms. Partynski was the President of the Bank, and she served as Executive Vice-President from 1985 to 1989. She has worked with the Bank since 1982, and she has been a Director of the Bank since 1984. Ms. Partynski received a Masters in Business Administration from Saint Xaviers University. Ms. Partynski is the sister-in-law of Michael R. Stevens.

             Michael R. Stevens. Mr. Stevens has been employed at the Bank since 1984 in various capacities, including Executive Vice-President and Financial Manager. He has served as the President of the Bank since 1994, and he has been a Director since 1992. Mr. Stevens received a Masters in Business Administration from Northwestern University. He is the brother-in-law of Maureen G. Partynski.

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             Rosanne Belczak. Ms. Belczak has served in her current position as Vice President of Marketing and Human Resources of the Bank since 1989 and has acted as corporate secretary since 1996. She previously held the position of marketing manager from 1982 to 1989.

             Frank A. Bucz. Mr. Bucz is a retired data control supervisor of CPC International. He also previously served as Secretary of the Bank from 1976 until 1996.

             Kenneth Bazarnik. Mr. Bazarnik is a retired plant engineer and manager for Foote-Jones/Illinois Gear, where he worked since 1989.

             Donald L. Manprisio. Mr. Manprisio is a self-employed Certified Public Accountant, specializing in business accounting and taxes.

             G. Gerald Schiera. Mr. Schiera is owner of the G. Gerald Company, which specializes in aviation and engineering consultation.

Executive Officers Who Are Not Directors

             Jean M. Thornton. Ms. Thornton, age 43, is currently serving as Vice-President, Controller/Treasurer. She has worked at the Bank since 1991 as Chief Accountant, and as Treasurer since 1995.

2.   Principal Stockholders

             The following table sets forth, as of the Record Date, certain information as to those persons who were known by management to be beneficial owners of more than 5% of Hemlock Federal Financial Corporation's outstanding shares of common stock. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership
First Manhattan Co.(1) 437 Madison Avenue New York, New York 10022	71,750
Hemlock Federal Financial Corporation Employee Stock Ownership Plan(2) 5700 West 159th Street Oak Forest, Illinois 60452	170,858
Joseph H. Moss (3) 210 Interstate North Parkway, Suite 700 Atlanta, Georgia 30339	88,000
LaSalle Bank/Hemlock Federal Bank Profit Sharing Plan (4) 135 S. LaSalle Street Chicago, Illinois 60603	101,506
________________________
(1)   The above information regarding beneficial ownership by First Manhattan Co. is as reported by them in an amended statement dated February 12, 2004 on Schedule 13-G under the Exchange Act. First Manhattan Co. reported sole voting and sole dispositive power over 61,550 shares and shared voting power over 3,000 shares and shared dispositive power over 10,200 shares.
(2)   The amount reported represents shares held by the Employee Stock Ownership Plan ("ESOP"), 104,415 of which have been allocated to accounts of participants. First Bankers Trust, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP which have not been allocated to accounts of participants. Participants in the ESOP are entitled to instruct the trustee as to the voting of shares allocated to their accounts under the ESOP. Unallocated shares held in the ESOP's suspense account or allocated shares for which no voting instructions are received are voted by the trustee in the same proportion as allocated shares voted by participants.

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(3)   The above information regarding beneficial ownership by Joseph H. Moss is reported by him in an amended statement dated February 11, 2003 on Schedule 13-D under the Securities Exchange Act of 1934, as amended. Mr. Moss reported sole voting and sole dispositive power over all 88,000 shares.
(4)   Amount reported represents shares held in Hemlock Federal Financial Corporation stock fund portion of Hemlock Federal Bank for Savings Profit Sharing Plan.

3.   Securities Transactions

              During the 60 days prior to March 29, 2004, Hemlock Federal Financial Corporation and its executive officers and directors did not effect any transactions in the common stock.

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